[Neogenix Oncology, Inc. Letterhead]

July 16, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Branch Chief

Division of Corporation Finance

Re:	Neogenix Oncology, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form 10-12G

Filed June 30, 2010

File No. 000-53963

Dear Ms. Hayes:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 7, 2010 with respect to the Company’s Registration Statement on Form 10-12G (the “Form 10”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Industry and Market Data, page ii

1.	We have reviewed your response to prior comment 2 and we are reissuing the comment. Please delete the following statements “they do not guarantee the accuracy or completeness of such information” and we have not independently verified such data.” Alternatively, please expand your disclosure to include a statement specifically accepting liability for these statements.

Response: The Company has made the requested changes on page ii of Amendment No. 3 to its Registration Statement on Form 10-12G (“Amendment No. 3”).

Item 1. Business, page 1

Product Development and Commercialization Plan, page 4

2.	We note your response to comment 6. Please note that we sometimes grant confidential treatment to individual milestone payments but do not grant confidential treatment to the amount of aggregate potential milestone payments. Please confirm that if you enter into a license agreement you will disclose the aggregate potential milestone payments under the agreement regardless of whether you request confidential treatment for the individual milestone payments.

Response: The Company expects that it will provide a reasonable range of payments if the option to enter into the license agreement is exercised.

Ms. Suzanne Hayes

July 16, 2010

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36

3.	We are reissuing prior comment 8. Please revise your beneficial ownership table on page 36 to include footnote disclosure of the amount of shares which Philip Arlen, Peter Gordon and Myron Arlen have the right to acquire within 60 days of the latest practicable date used in this table. For example, on page 28, you disclose that Philip Arlen holds options to acquire 1,005,050 shares of common stock, Peter Gordon holds options to acquire 1,300,000 shares of common stock and Myron Arlen holds options to acquire 1,402,745 shares of common stock. See Item 403(b) of Regulation S-K..

Response: The Company has revised and expanded the disclosure on page 36 of Amendment No. 3 to its Registration Statement on Form 10-12G (“Amendment No. 3”) Amendment No. 3 in response to the Staff’s comment.

Please feel free to contact our counsel, Mark Kass, by telephone at (202) 585-8181 or by fax at (866) 773-4656, or John Partigan, by telephone at (202) 585-8535 or by fax at (866) 947-3586, should you have any questions or further comments.

Sincerely,

/s/ Dr. Philip Arlen
Dr. Philip Arlen Chief Executive Officer